SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .)

Attached to this Report on Form 6-K are (i) a press release issued by the registrant on August 8, 2003, and (ii) a press release issued by the registrant on August 11, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 29, 2003	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

[LOGO]	[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT:	Roger S. Pondel PondelWilkinson MS&L (323) 866-6060

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS

STRONG RESULTS FOR FIRST FISCAL QUARTER

—Sharp Increases in Sales and Earnings Reflect Growth in All Business Units—

HONG KONG — August 8, 2003 — Highway Holdings Limited (NASDAQ: HIHO) today reported significant sales and earnings growth for its first fiscal quarter ended June 30, 2003.

Net sales advanced 31% to $6.0 million from $4.5 million a year earlier. Net income for the 2003 first quarter rose 79% to $159,000, equal to $0.05 per diluted share, from $89,000, or $0.03 per diluted share, last year.

“Each of our business segments—camera, clock and watch, and metal manufacturing—contributed to our first quarter growth,” said Roland Kohl, Highway Holdings’ chairman and chief executive officer. “The positive performance is attributable to generally improving market conditions, as well as to the benefits of sales and marketing initiatives that have been put into place. Results for the 2003 first quarter marked the fifth consecutive quarter of improved sales.”

Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2003 increased to 19 percent from 16 percent in the same period a year ago. The company attributed the improvement primarily to an increase in revenues in its metal manufacturing division, which normally has higher margins. The increase represents a turnaround for the division, following a restructuring last year.

Metal sales during the current fiscal quarter rose to $3.5 million from $2.9 million in the comparable quarter last year. While the aggregate dollar volume of metal sales increased, Kohl said metal sales as a percentage of the company’s total revenues

—more—

Highway Holdings Ltd.

2-2-2

remained relatively unchanged, reflecting growth in the camera and clock and watch segments of the company. Sales for the camera unit increased in the first quarter to $1.6 million from $1.2 million a year ago. Clock and watch sales grew to $855,000 from $606,000 a year ago.

Selling, general and administrative expenses for the quarter ended June 30, 2003 rose $1,060,000 from $869,000 last year, but decreased as a percentage of sales to 17.8% from 19.1% last year. Highway Holdings recorded operating income of $79,000 for the quarter, versus an operating loss of $145,000 for last year’s first fiscal quarter.

Kohl said the company’s balance sheet at quarter’s end remained strong and showed further strengthening in a number of key areas. At June 30, 2003, Highway Holdings had working capital of $8.1 million, up from $7.8 million at the close of its prior fiscal year, March 31, 2003. Shareholders’ equity improved to $12.1 million from $11.9 million. The current ratio was 2.6:1 at June 30, 2003, and the company had essentially no long term debt.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

Except for the historical information contained herein, the matters discussed in this press release, including, but not limited to, achieving continued progress in the months ahead, are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the affect of SARS in China and in the company’s other markets, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.

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(Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended June 30,
	2003	2002
Net sales	$5,953	$4,544
Cost of sales	4,814	3,820

Gross profit	1,139	724
Selling, general and administrative expenses	1,060	869

Operating income/(loss)	79	(145)
Non-operating items
Interest expenses	(17)	(13)
Exchange gain, net	99	241
Interest income	10	14
Other income	21	8

Total non-operating income	113	250
Net income before income tax	192	105
Income taxes	33	16

Net income	$159	$89

Earning per share – basic	$0.05	$0.03

Weighted average number of shares – basic	2,939	2,903

Earning per share – diluted	$0.05	$0.03

Weighted average number of shares – diluted	2,974	2,903

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

(Unaudited)

	June 30 2003	March 31 2003
ASSETS
Current assets
Cash and cash equivalents	$3,642	$3,148
Restricted cash	965	1,157
Investment in Securities	306	0
Accounts receivable	2,640	2,872
Inventories	5,270	4,572
Prepaid expenses and other current assets	364	254

Total current assets	13,187	12,003
Property, plant and equipment, net	3,469	3,657
Investment and advance in affiliate	109	109
Industrial property rights	725	725

Total assets	$17,490	$16,494

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$1,546	$1,156
Current portion of long-term debt	126	125
Accounts payable	2,047	1,917
Accrued payroll and employee benefits	426	349
Acquisitions payable	109	109
Accrued mould charges	147	147
Accrued professional charges	80	89
Other liabilities and accrued expenses	594	358

Total current liabilities	5,075	4,250

Long-term debt	73	105
Deferred income taxes	231	231
Minority Interest	1	1
Commitments and contingencies	0	0
Shareholders’ equity:
Common shares, $0.01 per value
(Authorized 20,000,000 shares; issued and outstanding 2,977,007 shares)	30	30
Additional paid-in capital	8,857	8,793
Retained earnings	3,369	3,210
Accumulated other comprehensive income	(93)	(73)
Treasury shares, at cost-37,800 shares at March 31, 2003 and June 30, 2003	(53)	(53)

Total shareholders’ equity	12,110	11,907

Total liabilities and shareholders’ equity	$17,490	$16,494

[LOGO]	[LETTERHEAD OF PONDELWILKINSON MS&L]

CONTACT:	Roger S. Pondel PondelWilkinson MS&L (323) 866-6060

NEWS RELEASE

HIGHWAY HOLDINGS SIGNS EXTENSION ON LEASE

HONG KONG – August 11, 2003 — Highway Holdings Limited (NASDAQ:HIHO) today said it has signed a five year extension on its lease for the company’s manufacturing and dormitory facilities, based in Lung Hua, People’s Republic of China. Terms of the lease extension were not disclosed.

The company said it conducts the majority of its manufacturing from this location.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks and clock movements for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

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